February 2013 Preliminary Terms No. 627 Registration Statement No. 333-178081 Dated February 27, 2013 Filed pursuant to Rule 433
S T R U C T U R E D  I N V E S T M E N T S
Opportunities in U.S. Equities
Buffered Participation Securities Based on the Value of the S&P 500® Index due May     , 2014
The securities offered are senior unsecured obligations of Morgan Stanley, do not pay interest and provide a minimum payment at maturity of only 9% to 10% of the stated principal amount.  At maturity, you will receive for each security that you hold an amount in cash that will vary depending on the closing value of the S&P 500® Index, which we refer to as the index, on the valuation date.  If the index has increased in value, you will receive a return on your investment equal to the index percent increase, subject to the maximum payment at maturity of $10.70, or 107% of the stated principal amount.  If the index has remained unchanged or depreciated in value, but has not declined by more than the buffer amount of 9% to 10% from its initial value, the securities will redeem for par.  However, if the index has declined by more than the buffer amount from its initial value, investors will lose 1% for every 1% decline beyond the specified buffer amount, subject to the minimum payment at maturity of $0.90 to $1.00 per security.  Investors may lose up to 90% to 91% of the stated principal amount of the securities.  The actual buffer amount and minimum payment amount will be determined on the pricing date.  The securities are for investors who seek an equity index-based return and who are willing to risk their principal and forgo current income and upside above the maximum payment at maturity in exchange for the buffer feature that applies to a limited range of performance of the index.  The securities are senior notes issued as part of Morgan Stanley’s Series F Global Medium-Term Notes program.  All payments on the securities are subject to the credit risk of Morgan Stanley.
SUMMARY TERMS
Issuer:	Morgan Stanley
Maturity date:	May , 2014
Underlying index:	S&P 500® Index (the “index”)
Aggregate principal amount:	$
Payment at maturity:	•	If the final index value is greater than the initial index value:
$10 + ($10 x index percent increase)
In no event will the payment at maturity exceed the maximum payment at maturity.
	•	If the final index value is less than or equal to the initial index value but greater than or equal to 90% to 91% of the initial index value, meaning the value of the index has remained unchanged or has declined by no more than the buffer amount of 9% to 10% from the initial index value:
$10
	•	If the final index value is less than 90% to 91% of the initial index value, meaning the value of the index has declined by more than the buffer amount of 9% to 10% from the initial index value:
$10 x (index performance factor + buffer amount)

This amount will be less, and possibly significantly less, than the stated principal amount of $10.  However, under no circumstances will the securities pay less than $0.90 to $1.00 per security at maturity.

Index percent increase:	(final index value – initial index value) / initial index value
Initial index value:	, which is the index closing value on the pricing date
Final index value:	The index closing value on the valuation date
Valuation date:	May , 2014, subject to adjustment for non-index business days and certain market disruption events
Buffer amount:	9% to 10%. The actual buffer amount will be determined on the pricing date.
Minimum payment at maturity:	$0.90 to $1.00 per security (9% to 10% of the stated principal amount). The actual minimum payment at maturity will be determined on the pricing date.
Index performance factor:	final index value / initial index value
Maximum payment at maturity:	$10.70 per security (107% of the stated principal amount)
Stated principal amount:	$10 per security
Issue price:	$10 per security
Pricing date:	February , 2013
Original issue date:	March , 2013 (3 business days after the pricing date)
CUSIP:	61761M631
ISIN:	US61761M6315
Listing:	The securities will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest.”
Commissions and issue price:	Price to public	Agent’s commissions(1)	Proceeds to issuer
Per security	$10.00	$0.12 to $0.17	$9.83 to $9.88
Total	$	$	$
(1)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the agent), and their financial advisors will collectively receive from the agent, MS & Co. LLC, a fixed sales commission of $0.12 to $0.17 for each security they sell.  See “Supplemental information regarding plan of distribution; conflicts of interest.”  For additional information, see “Description of Securities––Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement and “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

The securities involve risks not associated with an investment in ordinary debt securities.  See “Risk Factors” beginning on page 4.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this document or the accompanying product supplement, index supplement and prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary pricing supplement describing the offering and the related prospectus supplement, index supplement and prospectus, each of which can be accessed via the hyperlinks below, before you decide to invest.  Please also see “Additional Information About the Securities” at the end of this document.

Preliminary Pricing Supplement No. 627 dated February 27, 2013      Prospectus Supplement dated November 21, 2011
Index Supplement dated November 21, 2011       Prospectus dated November 21, 2011

Buffered Participation Securities Based on the Value of the S&P 500® Index due May   , 2014

Investment Summary

Buffered Participation Securities

The Buffered Participation Securities Based on the Value of the S&P 500® Index due May     , 2014 (the “securities”) can be used:

▪	To achieve similar levels of upside exposure to the index as a direct investment, subject to the maximum payment at maturity

▪	To obtain a buffer against a specified level of negative performance in the index

Maturity:	Approximately 14 months
Maximum payment at maturity:	$10.70 per security (107% of the stated principal amount)
Buffer amount:	9% to 10%. The actual buffer amount will be determined on the pricing date.
Minimum payment at maturity:
$0.90 to $1.00 per security (9% to 10% of the stated principal amount).  Investors may lose up to 90% to 91% of the stated principal amount of the securities.  The actual minimum payment at maturity will be determined on the pricing date.

Coupon:	None

Key Investment Rationale

This 14-month investment offers exposure to the upside performance of the S&P 500® Index, subject to the maximum payment at maturity of 107% of the stated principal amount, and provides a buffer against a decline in the value of the index of up to 9% to 10%.  Once the index has decreased in value by more than the buffer amount of 9% to 10%, investors are exposed to the negative performance of the index, subject to a minimum payment at maturity of $0.90 to $1.00 per security.  Investors may lose up to 90% to 91% of the stated principal amount of the securities.  The actual buffer amount and minimum payment at maturity will be determined on the pricing date.

Upside Scenario
The index increases in value and, at maturity, the securities redeem for the stated principal amount of $10 plus the product of $10 and the index percent increase, subject to the maximum payment at maturity of $10.70 per security (107% of the stated principal amount).

Par Scenario	The index declines in value by no more than the buffer amount of 9% to 10% and, at maturity, the securities redeem for the stated principal amount of $10.
Downside Scenario
The index declines in value by more than the buffer amount of 9% to 10% and, at maturity, the securities redeem for less than the stated principal amount by an amount that is proportionate to the percentage decrease of the index from the initial index value beyond the buffer amount.  The minimum payment at maturity is $0.90 to $1.00 per security.  The actual buffer amount and minimum payment at maturity will be determined on the pricing date.

February 2013	Page 2

Buffered Participation Securities Based on the Value of the S&P 500® Index due May   , 2014

How the Securities Work

Payoff Diagram

The payoff diagram below illustrates the payment at maturity on the securities based on the following terms:

Stated principal amount:	$10 per security
Hypothetical buffer amount:	9.5%
Maximum payment at maturity:	$10.70 (107% of the stated principal amount)
Hypothetical minimum payment at maturity:	$0.95 per security

Securities Payoff Diagram

How it works

▪
Upside Scenario.  If the final index value is greater than the initial index value, investors will receive at maturity the $10 stated principal amount plus 100% of the appreciation of the index over the term of the securities, subject to the maximum payment at maturity of $10.70 per security (107% of the stated principal amount).

▪
Par Scenario.  If the final index value is less than or equal to the initial index value but has decreased from the initial index value by an amount less than or equal to the hypothetical buffer amount of 9.5%, investors will receive the stated principal amount of $10 per security.

▪
Downside Scenario.  If the final index value is less than the initial index value and has decreased from the initial index value by an amount greater than the hypothetical buffer amount of 9.5%, investors will receive an amount that is less than the stated principal amount by an amount that is proportionate to the percentage decrease of the index from the initial index value beyond the hypothetical buffer amount.  The hypothetical minimum payment at maturity is $0.95 per security.  The actual buffer amount and minimum payment at maturity will be determined on the pricing date.

▪	For example, if the index depreciates 40%, investors would lose 30.5% of their principal and receive only $6.95 per security at maturity, or 69.5% of the stated principal amount.

February 2013	Page 3

Buffered Participation Securities Based on the Value of the S&P 500® Index due May   , 2014

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the securities.  For further discussion of these and other risks, you should read the section entitled “Risk Factors” in the accompanying preliminary pricing supplement, index supplement and prospectus.  We also urge you to consult your investment, legal, tax, accounting and other advisers in connection with your investment in the securities.

▪
The securities do not pay interest and provide a minimum payment at maturity of only 9% to 10% of your principal.  The terms of the securities differ from those of ordinary debt securities in that we will not pay you any interest, and provide a minimum payment at maturity of only 9% to 10% of the stated principal amount.  At maturity, you will receive for each $10 stated principal amount of securities that you hold an amount in cash based upon the closing value of the index on the valuation date.  If the final index value decreases from the initial index value by more than the buffer amount of 9% to 10%, you will receive an amount in cash that is less than the $10 stated principal amount of each security by an amount proportionate to the decline in the value of the index beyond the buffer amount, and you will lose money on your investment.  You could lose up to 90% to 91% of the stated principal amount of the securities.  The actual buffer amount and minimum payment at maturity will be determined on the pricing date.

▪
The appreciation potential of the securities is limited by the maximum payment at maturity.  The appreciation potential of the securities is limited by the maximum payment at maturity of $10.70 per security, or 107% of the stated principal amount. Therefore, any increase in the final index value over the initial index value by more than 7% of the initial index value will not increase the return on the securities.

▪
The market price of the securities will be influenced by many unpredictable factors. Several factors, many of which are beyond our control, will influence the value of the securities in the secondary market and the price at which MS & Co. may be willing to purchase or sell the securities in the secondary market, including:

o	the value of the index at any time,

o	the volatility (frequency and magnitude of changes in value) of the index,

o	dividend rates on the securities underlying the index,

o	interest and yield rates in the market,

o
geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the securities markets generally or the component stocks of the index and which may affect the value of the index,

o	the time remaining until the maturity of the securities,

o	the composition of the index and changes in the constituent stocks of the index, and

o	any actual or anticipated changes in our credit ratings or credit spreads.

Some or all of these factors will influence the price you will receive if you sell your securities prior to maturity.  For example, you may have to sell your securities at a substantial discount from the stated principal amount if at the time of sale the value of the index is at or below the initial index value.

You cannot predict the future performance of the index based on its historical performance.  There can be no assurance that you will not suffer a loss on your initial investment in the securities.

▪
The securities are subject to the credit risk of Morgan Stanley, and any actual or anticipated changes to its credit ratings or credit spreads may adversely affect the market value of the securities.  You are dependent on Morgan Stanley's ability to pay all amounts due on the securities at maturity and therefore you are subject to the credit risk of Morgan Stanley.  If Morgan Stanley defaults on its obligations under the securities, your investment would be at risk and you could lose some or all of your investment.  As a result, the market value of the securities prior to maturity will be affected by changes in the market's view of Morgan Stanley's creditworthiness.  Any actual or anticipated decline in Morgan Stanley's credit ratings or increase in the credit spreads charged by the market for taking Morgan Stanley credit risk is likely to adversely affect the market value of the securities.

▪
The amount payable on the securities is not linked to the value of the index at any time other than the valuation date.  The final index value will be the index closing value on the valuation date, subject to adjustment for non-index business days and certain market disruption events. Even if the value of the index appreciates prior to the valuation

February 2013	Page 4

Buffered Participation Securities Based on the Value of the S&P 500® Index due May   , 2014

date but then drops on the valuation date to below the initial index value, the payment at maturity will be less, and may be significantly less, than it would have been had the payment at maturity been linked to the value of the index prior to such drop.  Although the actual value of the index on the stated maturity date or at other times during the term of the securities may be higher than the final index value, the payment at maturity will be based solely on the index closing value on the valuation date.

▪
The securities will not be listed on any securities exchange and secondary trading may be limited.  The securities will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the securities.  MS & Co. may, but is not obligated to, make a market in the securities.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily.  Because we do not expect that other broker-dealers will participate significantly in the secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If, at any time, MS & Co. were not to make a market in the securities, it is likely that there would be no secondary market for the securities.  Accordingly, you should be willing to hold your securities to maturity.

▪
The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase the securities at any time in secondary market transactions will likely be significantly lower than the original issue price, since secondary market prices are likely to exclude commissions paid with respect to the securities and the cost of hedging our obligations under the securities that are included in the original issue price.  The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions.  These secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions.  Our subsidiaries may realize a profit from the expected hedging activity even if investors do not receive a favorable investment return under the terms of the securities or in any secondary market transaction.  In addition, any secondary market prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

▪
Investing in the securities is not equivalent to investing in the index.  Investing in the securities is not equivalent to investing in the index or its component stocks.  Investors in the securities will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to stocks that constitute the index.

▪
Adjustments to the index could adversely affect the value of the securities.  Standard & Poor's Financial Services LLC, which we refer to as S&P, is responsible for calculating and maintaining the index.  S&P can add, delete or substitute the stocks underlying the index, and can make other methodological changes required by certain events relating to the underlying stocks, such as stock dividends, stock splits, spin-offs, rights offerings and extraordinary dividends, that could change the value of the index.  Any of these actions could adversely affect the value of the securities.

S&P may discontinue or suspend calculation or publication of the index at any time.  In these circumstances, MS & Co., as the calculation agent, will have the sole discretion to substitute a successor index that is comparable to the discontinued index.  MS & Co. could have an economic interest that is different than that of investors in the securities insofar as, for example, MS & Co. is permitted to consider indices that are calculated and published by MS & Co. or any of its affiliates.  If MS & Co. determines that there is no appropriate successor index, the payout on the securities at maturity will be an amount based on the closing prices on the valuation date of the stocks underlying the index at the time of such discontinuance, without rebalancing or substitution, computed by the calculation agent in accordance with the formula for and method of calculating the index last in effect prior to the discontinuance of the index.

▪
The calculation agent, which is a subsidiary of the issuer, will make determinations with respect to the securities. As calculation agent, MS & Co. will determine the initial index value, the final index value, the index percent increase or the index performance factor, as applicable, and the payment that you will receive at maturity.  Any of these determinations made by MS & Co. in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of market disruption events and the selection of a successor index or calculation of the index closing value in the event of a market disruption event or discontinuance of the index, may adversely affect the payout to you at maturity.

▪
Hedging and trading activity by our subsidiaries could potentially adversely affect the value of the securities.  One or more of our subsidiaries expect to carry out hedging activities related to the securities (and to other instruments linked to the index or its component stocks), including trading in the stocks that constitute the index as well as in other

February 2013	Page 5

Buffered Participation Securities Based on the Value of the S&P 500® Index due May   , 2014

instruments related to the index.  Some of our subsidiaries also trade the stocks that constitute the index and other financial instruments related to the index on a regular basis as part of their general broker-dealer and other businesses.  Any of these hedging or trading activities on or prior to the pricing date could potentially increase the initial index value and, therefore, the value at which the index must close on the valuation date so that you do not suffer a loss on your initial investment in the securities.  Additionally, such hedging or trading activities during the term of the securities, including on the valuation date, could adversely affect the value of the index on the valuation date and, accordingly, the amount of cash an investor will receive at maturity.

▪
The U.S. federal income tax consequences of an investment in the securities are uncertain.  Please read the discussion under “Additional Information About the Securities – Tax considerations” in this document and the discussion under “United States Federal Taxation” in the accompanying preliminary pricing supplement (together the “Tax Disclosure Sections”) concerning the U.S. federal income tax consequences of an investment in the securities.  If the IRS were successful in asserting an alternative treatment for the securities, the timing and character of income on the securities might differ significantly from the tax treatment described in the Tax Disclosure Sections.  For example, under one treatment, U.S. Holders could be required to accrue into income original issue discount on the securities every year at a “comparable yield” determined at the time of issuance and recognize all income and gain in respect of the securities as ordinary income.  The risk that the securities would be recharacterized, for U.S. federal income tax purposes, as a debt instrument giving rise to ordinary income, rather than as an open transaction, is higher than with non-buffered equity-linked securities.  The issuer does not plan to request a ruling from the IRS regarding the tax treatment of the securities, and the IRS or a court may not agree with the tax treatment described in the Tax Disclosure Sections.  In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” rule, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect.  Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the securities, including possible alternative treatments, the issues presented by this notice and any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

February 2013	Page 6

Buffered Participation Securities Based on the Value of the S&P 500® Index due May   , 2014

S&P 500® Index Overview
The S&P 500® Index, which is calculated, maintained and published by Standard & Poor’s Financial Services LLC (“S&P”), consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets.  The calculation of the S&P 500® Index is based on the relative value of the float adjusted aggregate market capitalization of the 500 component companies as of a particular time as compared to the aggregate average market capitalization of 500 similar companies during the base period of the years 1941 through 1943.  For additional information about the S&P 500® Index, see the information set forth under “S&P 500® Index” in the accompanying index supplement.

Information as of market close on February 25, 2013:

Bloomberg Ticker Symbol:	SPX
Current Index Value:	1,487.85
52 Weeks Ago:	1,365.74
52 Week High: (on 2/19/2013)	1,530.94
52 Week Low: (on 6/1/2012)	1,278.04

The following graph sets forth the daily closing value of the index for the period from January 1, 2008 through February 25, 2013.  The related table sets forth the published high and low closing values, as well as end-of-quarter closing values, of the index for each quarter in the same period.  The closing value of the index on February 25, 2013 was 1,487.85.  We obtained the information in the table and graph below from Bloomberg Financial Markets, without independent verification.  The historical values of the index should not be taken as an indication of future performance, and no assurance can be given as to the level of the index on the valuation date.

February 2013	Page 7

Buffered Participation Securities Based on the Value of the S&P 500® Index due May   , 2014

S&P 500® Index	High	Low	Period End
2008
First Quarter	1,447.16	1,273.37	1,322.70
Second Quarter	1,426.63	1,278.38	1,280.00
Third Quarter	1,305.32	1,106.39	1,166.36
Fourth Quarter	1,161.06	752.44	903.25
2009
First Quarter	934.70	676.53	797.87
Second Quarter	946.21	811.08	919.32
Third Quarter	1,071.66	879.13	1,057.08
Fourth Quarter	1,127.78	1,025.21	1,115.10
2010
First Quarter	1,174.17	1,056.74	1,169.43
Second Quarter	1,217.28	1,030.71	1,030.71
Third Quarter	1,148.67	1,022.58	1,141.20
Fourth Quarter	1,259.78	1,137.03	1,257.64
2011
First Quarter	1,343.01	1,256.88	1,325.83
Second Quarter	1,363.61	1,265.42	1,320.64
Third Quarter	1,353.22	1,119.46	1,131.42
Fourth Quarter	1,285.09	1,099.23	1,257.60
2012
First Quarter	1,416.51	1,277.06	1,408.47
Second Quarter	1,419.04	1,278.04	1,362.16
Third Quarter	1,465.77	1,334.76	1,440.67
Fourth Quarter	1,461.4	1,353.33	1,426.19
2013
First Quarter (through February 25, 2013)	1,530.94	1,457.15	1,487.85

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of S&P and have been licensed for use by Morgan Stanley.  For more information, see “S&P 500® Index—License Agreement between S&P and Morgan Stanley” in the accompanying index supplement.

February 2013	Page 8

Buffered Participation Securities Based on the Value of the S&P 500® Index due May   , 2014

Additional Information About the Securities

Please read this information in conjunction with the summary terms on the front cover of this document.

Additional provisions:
Denominations:	$10 and integral multiples thereof
Underlying index publisher:	Standard & Poor’s Financial Services LLC
Postponement of maturity date:
If the scheduled valuation date is not an index business day or if a market disruption event occurs on that day so that the valuation date as postponed falls less than two business days prior to the scheduled maturity date, the maturity date of the securities will be postponed to the second business day following that valuation date as postponed.

Minimum ticketing size:	$1,000 / 100 securities
Tax considerations:
You should note that the discussion under “United States Federal Taxation” in the accompanying prospectus supplement does not apply to the securities offered under the accompanying preliminary pricing supplement and is superseded by the following discussion.

Although there is uncertainty regarding the U.S. federal income tax consequences of an investment in the securities due to the lack of governing authority, in the opinion of our counsel, Davis Polk & Wardwell LLP, under current law, and based on current market conditions, a security should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes.

Assuming this treatment of the securities is respected, the following U.S. federal income tax consequences should result based on current law:
▪ A U.S. Holder should not be required to recognize taxable income over the term of the securities prior to settlement, other than pursuant to a sale or exchange.

▪    Upon sale, exchange or settlement of the securities, a U.S. Holder should recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s tax basis in the securities.  Such gain or loss should be long-term capital gain or loss if the investor has held the securities for more than one year, and short-term capital gain or loss otherwise.

Please read the discussion under “Risk Factors” in this document and the discussion under “United States Federal Taxation” in the accompanying preliminary pricing supplement concerning the U.S. federal income tax consequences of an investment in the securities.

In 2007, the U.S. Treasury Department and the Internal Revenue Service (the “IRS”) released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” rule, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect.

Both U.S. and non-U.S. investors considering an investment in the securities should read the discussion under “Risk Factors” in this document and the discussion under “United States Federal Taxation” in the accompanying preliminary pricing supplement and consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the securities, including possible alternative treatments, the issues presented by the aforementioned notice and any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.  Additionally, any consequences resulting from the Medicare tax on investment income are not discussed in this document or the accompanying preliminary pricing supplement.

February 2013	Page 9

Buffered Participation Securities Based on the Value of the S&P 500® Index due May   , 2014

The discussion in the preceding paragraphs under “Tax considerations” and the discussion contained in the section entitled “United States Federal Taxation” in the accompanying preliminary pricing supplement, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the securities.

Trustee:	The Bank of New York Mellon
Calculation agent:	Morgan Stanley & Co. LLC (“MS & Co.”)
Use of proceeds and hedging:
The net proceeds we receive from the sale of the securities will be used for general corporate purposes and, in part, in connection with hedging our obligations under the securities through one or more of our subsidiaries.

On or prior to the pricing date, we, through our subsidiaries or others, will hedge our anticipated exposure in connection with the securities by taking positions in stocks of the index, futures and options contracts on the index, any component stocks of the index listed on major securities markets or positions in any other available securities or instruments that we may wish to use in connection with such hedging.  Such purchase activity could increase the value of the index on the pricing date, and therefore increase the value at which the index must close on the valuation date so that investors do not suffer a loss on their initial investment in the securities.  In addition, through our subsidiaries, we are likely to modify our hedge position throughout the life of the securities, including on the valuation date, by purchasing and selling the stocks constituting the index, futures or options contracts on the index or its component stocks listed on major securities markets or positions in any other available securities or instruments that we may wish to use in connection with such hedging activities.  We cannot give any assurance that our hedging activities will not affect the value of the index and, therefore, adversely affect the value of the securities or the payment you will receive at maturity.  For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the accompanying product supplement for PLUS.

Benefit plan investor considerations:
Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the securities.  Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MS & Co., may be considered a “party in interest” within the meaning of ERISA, or a “disqualified person” within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”).  ERISA Section 406 and Code Section 4975 generally prohibit transactions between Plans and parties in interest or disqualified persons.  Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the securities are acquired by or with the assets of a Plan with respect to which MS & Co. or any of its affiliates is a service provider or other party in interest, unless the securities are acquired pursuant to an exemption from the “prohibited transaction” rules.  A violation of these “prohibited transaction” rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the securities.  Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers).  In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code may provide an exemption for the purchase and sale of securities and the related lending transactions, provided that neither the issuer of the securities nor any of its affiliates has or exercises any discretionary authority or control or renders any investment advice with respect to the assets of the Plan involved in the transaction and provided further that the Plan pays no more, and receives no less, than “adequate consideration” in connection with the transaction (the so-called “service provider” exemption).  There can be no assurance that any of these class or statutory exemptions will be available with respect to transactions involving the securities.

Because we may be considered a party in interest with respect to many Plans, the securities may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing “plan assets” of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCEs 96-23, 95-60, 91-38, 90-1, 84-14 or the service provider exemption or such purchase, holding or disposition is otherwise not prohibited.  Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the securities will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of

February 2013	Page 10

Buffered Participation Securities Based on the Value of the S&P 500® Index due May   , 2014

the securities that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such securities on behalf of or with “plan assets” of any Plan or with any assets of a governmental, non-U.S. or church plan that is subject to any federal, state, local or non-U.S. law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code (“Similar Law”) or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code or any Similar Law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the securities on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief.

The securities are contractual financial instruments.  The financial exposure provided by the securities is not a substitute or proxy for, and is not intended as a substitute or proxy for, individualized investment management or advice for the benefit of any purchaser or holder of the securities.  The securities have not been designed and will not be administered in a manner intended to reflect the individualized needs and objectives of any purchaser or holder of the securities.

Each purchaser or holder of any securities acknowledges and agrees that:

(i)
the purchaser or holder or its fiduciary has made and shall make all investment decisions for the purchaser or holder and the purchaser or holder has not relied and shall not rely in any way upon us or our affiliates to act as a fiduciary or adviser of the purchaser or holder with respect to (A) the design and terms of the securities, (B) the purchaser or holder’s investment in the securities, or (C) the exercise of or failure to exercise any rights we have under or with respect to the securities;

(ii)
we and our affiliates have acted and will act solely for our own account in connection with (A) all transactions relating to the securities and (B) all hedging transactions in connection with our obligations under the securities;

(iii)
any and all assets and positions relating to hedging transactions by us or our affiliates are assets and positions of those entities and are not assets and positions held for the benefit of the purchaser or holder;

(iv)	our interests are adverse to the interests of the purchaser or holder; and
(v)
neither we nor any of our affiliates is a fiduciary or adviser of the purchaser or holder in connection with any such assets, positions or transactions, and any information that we or any of our affiliates may provide is not intended to be impartial investment advice.

Each purchaser and holder of the securities has exclusive responsibility for ensuring that its purchase, holding and disposition of the securities do not violate the prohibited transaction rules of ERISA or the Code or any Similar Law.  The sale of any securities to any Plan or plan subject to Similar Law is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the securities if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets Inc., Morgan Stanley or Morgan Stanley Smith Barney LLC (“MSSB”) or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of the securities by the account, plan or annuity.

Additional considerations:
Client accounts over which Citigroup Inc., Morgan Stanley, MSSB or any of their respective subsidiaries have investment discretion are not permitted to purchase the securities, either directly or indirectly.

Supplemental information regarding plan of distribution; conflicts of interest:
The agent may distribute the securities through MSSB, as selected dealer, or other dealers, which may include Morgan Stanley & Co. International plc (“MSIP”) and Bank Morgan Stanley AG.  MSSB, MSIP and Bank Morgan Stanley AG are affiliates of Morgan Stanley.  Selected dealers, including MSSB, and their financial advisors will collectively receive from the Agent, MS & Co. LLC, a fixed sales commission of $0.12 to $0.17 for each security they sell.

MS & Co. is our wholly-owned subsidiary. MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest.  MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.  See “Plan of Distribution (Conflicts of Interest)” and “Use of Proceeds and Hedging” in the accompanying product supplement for PLUS.

Contact:
Morgan Stanley clients may contact their local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776).  All other clients may contact their local brokerage representative.  Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

Where you can find more information:	Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by the preliminary pricing supplement, prospectus supplement and index supplement) with the Securities and

February 2013	Page 11

Exchange Commission, or SEC, for the offering to which this communication relates. You should read the prospectus in that registration statement, the preliminary pricing supplement, the prospectus supplement, the index supplement and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at.www.sec.gov. Alternatively, Morgan Stanley will arrange to send you the product supplement for PLUS, index supplement and prospectus if you so request by calling toll-free 800-584-6837.

You may access these documents on the SEC web site at.www.sec.gov.as follows:

Preliminary Pricing Supplement No. 627 dated February 27, 2013
Prospectus Supplement dated November 21, 2011
Index Supplement dated November 21, 2011
Prospectus dated November 21, 2011

Terms used in this document are defined in the preliminary pricing supplement, in the prospectus supplement, in the index supplement or in the prospectus.  As used in this document, the “Company,” “we,” “us” and “our” refer to Morgan Stanley.

February 2013	Page 12